January 27, 2016

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	YOU On Demand Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-3
Filed September 23, 2015
File No. 333-205042

Dear Mr. Spirgel:

On behalf of YOU On Demand Holdings, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on October 2, 2015 (the “Comments”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on September 23, 2015 (the “Form S-3”).

For the convenience of the Staff, we have incorporated the Comments into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Form S-3.

Selling Stockholders, page 7

With regard to footnotes 6-8 to the Selling Stockholder table on page 7 of the Company’s Amendment No. 1 to Registration Statement on Form S-3:

1)	Disclose specifically how each affiliate of Chardan Capital Markets received their respective warrants.

Response:  The Chardan Capital Markets (“Chardan”) affiliates received their respective warrants in connection with their roles as president and limited partner (Kerry Propper), limited partner (Ronald Glickman) and chief financial officer (Steven Urbach) of Chardan SPAC Asset Management LLC, which is an entity separate from Chardan.

Larry Spirgel Division of Corporation Finance U.S. Securities and Exchange Commission January 27, 2016 Page 2

2)	Supplementally, disclose how much was purchased by Chardan SPAC Asset Management LLC in the private placement by the Company on August 30, 2012.

Response: Chardan SPAC Asset Management LLC purchased 162,500 units (the “Units”), each unit consisting of a share of Series C Preferred Stock and a warrant to purchase a share of Common Stock at an exercise price of $4.25, for an aggregate of $650,000 in the private placement by the Company on August 30, 2012.

3)	Disclose, if true, that Chardan SPAC Asset Management LLC purchased the securities in ordinary course of business and at time of purchase, Chardan SPAC Asset Management LLC had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Response: Chardan SPAC Asset Management LLC purchased the Units in the ordinary course of business and at the time of purchase it had no agreement or understanding, directly or indirectly, with any person to distribute the Units.

4)	If the above statement in 3 is not true, then the Commission will consider Chardan SPAC Asset Management LLC an underwriter as identified and the Company will need to provide analysis on how the offering meets the requirements of General Instruction I.B.6 to Form S-3.

Response:  See response to Comment 3 above.

In addition, in response to the Staff’s Comments, the Company plans to file an Amendment No. 2 to the Form S-3 with footnotes 6, 7 and 8 on page 7 revised as follows:

(6)  Included in this prospectus are 12,819 shares of Common Stock underlying the Warrants.  Mr. Propper is an affiliate of Chardan Capital Markets, a broker-dealer. Chardan SPAC Asset Management LLC (the “Fund”) purchased 162,500 units (the “Units”), each unit consisting of a share of Series C Preferred Stock and a warrant to purchase a share of Common Stock at an exercise prices of $4.25, for an aggregate of $650,000 pursuant to a private placement by the Company on August 30, 2012.  The Fund purchased the Units in the ordinary course of business and at the time of purchase the Fund had no agreement or understanding, directly or indirectly, with any person to distribute the Units.  Mr. Propper received his warrants in connection with his role as President and a limited partner of the Fund.

Larry Spirgel Division of Corporation Finance U.S. Securities and Exchange Commission January 27, 2016 Page 3

(7) Included in this prospectus are 10,495 shares of Common Stock underlying the Warrants.  Mr. Glickman is an affiliate of Chardan Capital Markets, a broker-dealer.   Chardan SPAC Asset Management LLC (the “Fund”) purchased 162,500 units (the “Units”), each unit consisting of a share of Series C Preferred Stock and a warrant to purchase a share of Common Stock at an exercise prices of $4.25, for an aggregate of $650,000 pursuant to a private placement by the Company on August 30, 2012.  The Fund purchased the Units in the ordinary course of business and at the time of purchase the Fund had no agreement or understanding, directly or indirectly, with any person to distribute the Units.  Mr. Glickman received his warrants in connection with his role as a limited partner of the Fund.

(8)  Included in this prospectus are 470 shares of Common Stock underlying the Warrants.  Mr. Urbach is an affiliate of Chardan Capital Markets, a broker-dealer.  Chardan SPAC Asset Management LLC (the “Fund”) purchased 162,500 units (the “Units”), each unit consisting of a share of Series C Preferred Stock and a warrant to purchase a share of Common Stock at an exercise prices of $4.25, for an aggregate purchase price of $650,000 pursuant to a private placement by the Company on August 30, 2012.  The Fund purchased the Units in the ordinary course of business and at the time of purchase the Fund had no agreement or understanding, directly or indirectly, with any person to distribute the Units.  Mr. Urbach received his warrants in connection with his role as Chief Financial Officer of the Fund.

*           *           *

In connection with our responses to the Staff’s Comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	changes made to the above-referenced filing in response to comments of the Commission or the Staff, do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 479-6720 with any questions or further comments regarding our response to the Staff’s Comments.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Cooley LLP

cc:	Grace He, YOU On Demand Holdings, Inc., via e-mail

Jason Finkelstein, YOU On Demand Holdings, Inc., via e-mail